

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Metropolitan Rose Financial Services, LLC

OFFICIAL USE ONLY
046555
FIRM ID. NO.

ADDRESSED OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Talcott Notch Road
(No. and Street)

Farmington	CT	06032-1818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Joseph A. Lorusso (860) 409-7193
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).***

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Joseph A. Lorusso, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Rose Financial Services, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Joseph A. Lorusso, Member
Title

Notary Public

MALYNDA A. BOWIE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2006

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Member
Metropolitan Rose Financial Services, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Metropolitan Rose Financial Services, LLC, as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Rose Financial Services, LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 24, 2002



METROPOLITAN ROSE FINANCIAL SERVICES, LLC

Financial Statements

December 31, 2001



KOSTIN,
RUFFKESS
& COMPANY, LLC
Business Advisors and Certified Public Accountants

Metropolitan Rose Financial Services, LLC

December 31, 2001

CONTENTS

Metropolitan Rose Financial Services, LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash in bank	$	130,740
Prepaid expenses		2,110
Organization costs net of accumulated amortization of $2,137		1,328
Other assets		3,300
	$	137,478

Member's Equity

Member's equity	$	137,478

The accompanying notes are an integral part of the financial statements

Metropolitan Rose Financial Services, LLC

Statement of Operations

For The Year Ended December 31, 2001

Revenue:		
Interest income	$	3,579
Expenses:		
Accounting services		5,200
Operating expenses and other		1,320
Amortization expense		693
Total expenses		7,213
Net loss	$	(3,634)

The accompanying notes are an integral part of the financial statements

Metropolitan Rose Financial Services, LLC

Statement of Changes in Member's Equity

For The Year Ended December 31, 2001

Balance, beginning	$ 141,112
Net loss	(3,634)
Balance, ending	$ 137,478

The accompanying notes are an integral part of the financial statements

Metropolitan Rose Financial Services, LLC

Statement of Cash Flows

For The Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(3,634)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of organization costs		693
Increase in:		
Prepaid expense		(40)
Decrease in:		
Accrued expenses		(9,625)
Cash flows used in operating activities and net decrease in cash and cash equivalents		(12,606)
Cash and cash equivalents, beginning		143,346
Cash and cash equivalents, ending	$	130,740

The accompanying notes are an integral part of the financial statements

Metropolitan Rose Financial Services, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2001

Note 1 - Summary of Significant Accounting Policies:

Organization

Metropolitan Rose Financial Services, LLC (the "Company") is registered as a broker dealer formed to engage in facilitating the private placement of asset backed bonds to institutional investors, as well as to solicit and assist potential issuers to structure and issue new asset backed securities for sale to institutional investors. The Company was organized as a Connecticut limited liability company on November 19, 1998. The Company was granted membership in the National Association of Securities Dealers, Inc. ("NASD") on December 17, 1998, pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"), upon which date the Company began operations as a registered broker. Under the Act, a company must become a member of NASD in order to carry on business as a registered broker. The Company is a single member limited liability company owned by Structured Finance Advisors, Inc. ("SFA"), an investment advisor registered with the Securities and Exchange Commission. The Company is licensed to sell securities in Connecticut.

Income Recognition

Fee income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: income taxes paid in 2001 were $9,541.

Off Balance Sheet Risk

During the year ended December 31, 2001, the Company had amounts in excess of $100,000 in a single bank. Amounts over $100,000 are not insured by the Federal Deposit Insurance Corporation. These balances fluctuate greatly during the year and can exceed this $100,000 limit. Management regularly monitors the financial institution, together with their cash balances, and tries to keep this potential risk to a minimum.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Metropolitan Rose Financial Services, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2001

Note 1 - Summary of Significant Accounting Policies: (Continued)

Intangible Assets

Organization costs are being amortized on the straight-line basis over five years.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2001, the Company had a net capital and net capital requirement of approximately $128,125 and $5,000, respectively. The Company's net capital ratio was 0.00 to 1 at December 31, 2001. This ratio is in compliance with Rule 15c3-1 at December 31, 2001.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party Transactions:

The Company's expenses for rent, office supplies, utilities, personnel, travel and legal expenses are paid by SFA. These financial statements could materially differ if this relationship did not exist.

Note 4 - Income Taxes:

The Company is a single member limited liability company and has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, Federal income taxes accrue to the individual shareholders of SFA and are not recorded in these financial statements.

Metropolitan Rose Financial Services, LLC

Computation of Net Capital

For The Year Ended December 31, 2001

Total member's equity from statement of financial condition	$ 137,478
Deductions and/or changes:	
Total nonallowable assets from statement of financial condition	(3,738)
Haircut	(2,615)
Net capital	$ 128,125

Metropolitan Rose Financial Services, LLC

Notes to Computation of Net Capital

For The Year Ended December 31, 2001

1. Nonallowable assets:

Nonallowable assets from the statement of financial condition:	
Prepaid expenses	$ 2,110
Other assets	4,628
	$ 6,738

2. Haircut on investment:

2% haircut – money market funds	$ 2,615

3. Net capital reconciliation:

Net capital as reported in Part IIA of Form X-17a-5 as of December 31, 2001	$ 128,125

There are no audit adjustments as of December 31, 2001

Metropolitan Rose Financial Services, LLC

Computation of Basic Net Capital Requirement and Aggregate Indebtedness

For The Year Ended December 31, 2001

Minimum net capital required	$	0
Minimum net capital requirement of reporting Broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	123,125
Excess net capital at 1000%	$	128,125

Computation of Aggregate Indebtedness:

Total aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0.00



KOSTIN,
RUFFKESS
& COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Member
Metropolitan Rose Financial Services, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Metropolitan Rose Financial Services, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


KOSTIN,
RUFFKESS
& COMPANY, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The firm has not been in compliance with annual reviews of representatives and, as of December 31, 2001, they have not maintained the continuing education requirement. However, after year end the Company hired a consultant to help them monitor and comply with both of these requirements going forward.

The Chairman of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the Chairman will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.


KOSTIN,
RUFFKESS
& COMPANY, LLC

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 24, 2002